UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

On December 31, 2024, Codere Online Luxembourg, S.A. (the “Company”) engaged MaloneBailey, LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm for the Company’s fiscal years ended December 31, 2023, and December 31, 2024. The decision to engage MaloneBailey was approved by the Company’s Audit Committee and its Board of Directors.

During the three years ended December 31, 2021, December 31, 2022, December 31, 2023, and during the interim period through the date of our engagement of MaloneBailey, we did not consult with MaloneBailey on items regarding (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did MaloneBailey provide a written report or oral advice to the Company that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20-F) or a reportable event (as described in Item 16F(a)(1)(v)).

The Company looks forward to working with MaloneBailey and is committed to filing its Form 20-F for the year ended December 31, 2023 (the “Form 20-F”) as soon as possible in order to regain compliance with applicable Nasdaq continued listing requirements.

Forward-Looking Statements

Certain statements in this Form 6-K may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including the Company’s expectations about the timing of completion and filing of the Form 20-F, and timing and actions taken to regain compliance with applicable Nasdaq requirements.

These forward-looking statements are based on information available as of the date of this document and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing the Company’s or its management team’s views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, the Company’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Additional information concerning certain of these and other risk factors is contained in Codere Online’s filings with the U.S. Securities and Exchange Commission (the “SEC”). All subsequent written and oral forward-looking statements concerning Codere Online or other matters attributable to Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: January 2, 2025	/s/ Oscar Iglesias
Oscar Iglesias
Chief Financial Officer